SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

BG Medicine, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

08861T107

(CUSIP number)

Harry Wilcox Chief Financial Officer and Partner Flagship Ventures One Memorial Drive, 7th Floor Cambridge, MA 02142 617-868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 08861T107	Schedule 13D	Page 2 of 28

1.	NAMES OF REPORTING PERSONS NewcoGen Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,236,040
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,236,040
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,236,040
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 11.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 08861T107	Schedule 13D	Page 3 of 28

1.	NAMES OF REPORTING PERSONS NewcoGen Equity Investors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 581,115
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 581,115
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 581,115
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 3.0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 08861T107	Schedule 13D	Page 4 of 28

1.	NAMES OF REPORTING PERSONS NewcoGen-Elan LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 298,219
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 298,219
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,219
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 1.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 08861T107	Schedule 13D	Page 5 of 28

1.	NAMES OF REPORTING PERSONS NewcoGen-Long Reign Holding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 98,826
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 98,826
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,826
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 0.5%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 08861T107	Schedule 13D	Page 6 of 28

1.	NAMES OF REPORTING PERSONS NewcoGen-PE LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 324,141
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 324,141
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,141
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 1.7%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 08861T107	Schedule 13D	Page 7 of 28

1.	NAMES OF REPORTING PERSONS ST NewcoGen LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 98,605
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 98,605
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,605
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 0.5%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 08861T107	Schedule 13D	Page 8 of 28

1.	NAMES OF REPORTING PERSONS AGTC Advisors Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 162,560
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 162,560
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,560
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 0.8%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 08861T107	Schedule 13D	Page 9 of 28

1.	NAMES OF REPORTING PERSONS Applied Genomic Technology Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,724,569
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,724,569
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,724,569
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 13.9%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 08861T107	Schedule 13D	Page 10 of 28

1.	NAMES OF REPORTING PERSONS NewcoGen Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,524,075
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,524,075
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,524,075
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 33.0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 08861T107	Schedule 13D	Page 11 of 28

1.	NAMES OF REPORTING PERSONS AGTC Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,887,129
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,887,129
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,129
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 14.7%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 08861T107	Schedule 13D	Page 12 of 28

1.	NAMES OF REPORTING PERSONS Flagship Ventures Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,524,075
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,524,075
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,524,075
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 33.0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 08861T107	Schedule 13D	Page 13 of 28

1.	NAMES OF REPORTING PERSONS Noubar B. Afeyan, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,323,017
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,323,017
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,323,017
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 37.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 08861T107	Schedule 13D	Page 14 of 28

1.	NAMES OF REPORTING PERSONS Edwin M. Kania, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,323,017
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,323,017
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,323,017
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 37.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 08861T107	Schedule 13D	Page 15 of 28

ITEM 1.	Security and Issuer.

The title and class of securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of BG Medicine, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 610 Lincoln Street North, Waltham, Massachusetts 02451. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This Statement is being filed by: NewcoGen Group LLC (“NewcoGen Group”), NewcoGen Equity Investors LLC (“NewcoGen Equity”), NewcoGen-Elan LLC (“NewcoGen-Elan”), NewcoGen-Long Reign Holding LLC (“NewcoGen-Long Reign”), NewcoGen-PE LLC (“NewcoGen-PE”), ST NewcoGen LLC (“ST NewcoGen,” and together with NewcoGen Group, NewcoGen Equity, NewcoGen-Elan, NewcoGen-Long Reign and NewcoGen-PE, the “NewcoGen Funds”), AGTC Advisors Fund, L.P. (“AGTC”), Applied Genomic Technology Capital Fund, L.P. (“AGTC Fund,” and together with AGTC, the “AGTC Funds”), NewcoGen Group, Inc. (“NewcoGen Inc.”), AGTC Partners, L.P. (“AGTC Partners”), Flagship Ventures Management, Inc. (“Flagship Inc.”), Noubar B. Afeyan, PhD and Edwin M. Kania, Jr. The individuals and entities referenced in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

NewcoGen Inc. is the manager of each of the NewcoGen Funds and the general partner of AGTC Partners, which is the general partner of each of the AGTC Funds. NewcoGen Inc. is a wholly-owned subsidiary of Flagship Inc. Dr. Afeyan and Mr. Kania are directors of Flagship Inc. and may be deemed to beneficially own all securities held by the NewcoGen Funds and the AGTC Funds.

Dr. Afeyan and Mr. Kania are also (1) managing members of OneLiberty Partners 2000, LLC (“OneLiberty Partners”), which is the general partner of each of OneLiberty Advisors Fund 2000 L.P. (“OneLiberty Advisors”) and OneLiberty Ventures 2000 L.P. (“OneLiberty Ventures,” and together with OneLiberty Advisors, the “OneLiberty Funds”) and (2) managers of Flagship Ventures 2007 General Partner, LLC (“Flagship GP”), which is the general partner of Flagship Ventures Fund 2007, L.P. (“Flagship 2007”). The OneLiberty Funds, OneLiberty Partners, Flagship GP and Flagship 2007 also beneficially own securities of the Issuer as disclosed in Item 5 of this Statement. Dr. Afeyan and Mr. Kania may be deemed to beneficially own all securities held by the OneLiberty Funds and Flagship 2007. The OneLiberty Funds, OneLiberty Partners, Flagship GP, Flagship 2007 and the Reporting Persons, all of which are deemed to beneficially own securities of the Issuer that are the subject of this Statement, are referred to collectively herein as the “Flagship Entities.”

(b) and (c) The address of the principal business office of each of the Reporting Persons is c/o Flagship Ventures, One Memorial Drive, 7th Floor, Cambridge, MA 02142. Flagship Ventures is a venture capital firm focused on creating, financing and building innovative companies. Founded in 2000, Flagship Ventures manages over $750 million in early-stage funds and operates from its offices at Kendall Square in Cambridge, MA. With an active portfolio of over 40 companies, the firm’s strategy is to balance its investments across three principal business sectors: Therapeutics, Life Science Tools & Diagnostics, and BioEnergy/Cleantech. Dr. Afeyan and Mr. Kania are co-founders of Flagship Ventures.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(a), (b) or (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Other than Dr. Afeyan and Mr. Kania, each of the Reporting Persons is a Delaware entity. Dr. Afeyan and Mr. Kania are each citizens of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Since the Issuer’s inception in 2000 through the date of the closing of the Issuer’s initial public offering on February 9, 2011, the Flagship Entities have invested in the Issuer by purchasing Common Stock, preferred stock, convertible notes and warrants. The sources of funds used by the Flagship Entities to purchase the Issuer’s securities have been capital contributions from their respective investors.

CUSIP No. 08861T107	Schedule 13D	Page 16 of 28

On February 3, 2011, the Issuer’s Registration Statement on Form S-1 (File No. 333-164574) filed with the Securities and Exchange Commission in connection with its initial public offering of shares of Common Stock was declared effective. The closing of the initial public offering took place on February 9, 2011, and at the closing, all of the shares of the Issuer’s preferred stock held by the Flagship Entities converted into shares of Common Stock. Upon the automatic conversion of the preferred stock, NewcoGen Equity received 410,903 shares of Common Stock, NewcoGen-Elan received 223,746 shares of Common Stock, NewcoGen-Long Reign received 59,522 shares of Common Stock, NewcoGen-PE received 241,407 shares of Common Stock, ST NewcoGen received 59,386 shares of Common Stock, AGTC received 125,725 shares of Common Stock, AGTC Fund received 2,079,975 shares of Common Stock, OneLiberty Advisors received 4,232 shares of Common Stock and OneLiberty Ventures received 80,424 shares of Common Stock.

Also at the closing of the Issuer’s initial public offering, the outstanding principal and accrued but unpaid interest on the convertible notes purchased by certain of the Flagship Entities during the period beginning March 30, 2010 and ending on November 4, 2010, automatically converted into shares of Common Stock at the initial public offering price of $7.00 per share. Upon the automatic conversion of the notes, NewcoGen Group received 112,077 shares of Common Stock, NewcoGen Equity received 79,942 shares of Common Stock, NewcoGen-Elan received 42,140 shares of Common Stock, NewcoGen-Long Reign received 11,344 shares of Common Stock, NewcoGen-PE received 45,940 shares of Common Stock, ST NewcoGen received 11,312 shares of Common Stock, AGTC received 3 shares of Common Stock and AGTC Fund received 43 shares of Common Stock.

Certain of the Flagship Entities also purchased shares of Common Stock in the initial public offering at the initial public offering price of $7.00 per share, resulting in the following additional acquisitions of shares of Common Stock: NewcoGen Group purchased 42,858 shares of Common Stock; NewcoGen Equity purchased 35,715 shares of Common Stock; NewcoGen-Elan purchased 10,714 shares of Common Stock; NewcoGen-Long Reign purchased 21,428 shares of Common Stock; NewcoGen-PE purchased 10,714 shares of Common Stock; ST NewcoGen purchased 21,428 shares of Common Stock; AGTC purchased 14,285 shares of Common Stock; AGTC Fund purchased 271,429 shares of Common Stock and Flagship 2007 purchased 714,286 shares of Common Stock.

Separate and apart from the automatic conversion of preferred stock into Common Stock upon the closing of the initial public offering, the automatic conversion of the outstanding principal and accrued but unpaid interest on the convertible notes into Common Stock upon the closing of the initial public offering, the new purchases of Common Stock by certain of the Flagship Entities in the initial public offering and prior to the Issuer registering its shares of Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, NewcoGen Group owned 2,029,865 shares of Common Stock.

As of February 22, 2011, the Flagship Entities also beneficially owned warrants to purchase shares of Common Stock exercisable within 60 days thereof as follows: NewcoGen Group owned warrants exercisable for 51,240 shares of Common Stock; NewcoGen Equity owned warrants exercisable for 54,555 shares of Common Stock; NewcoGen-Elan owned warrants exercisable for 21,619 shares of Common Stock; NewcoGen-Long Reign owned warrants exercisable for 6,532 shares of Common Stock; NewcoGen-PE owned warrants exercisable for 26,080 shares of Common Stock; ST NewcoGen owned warrants exercisable for 6,479 shares of Common Stock; AGTC owned warrants exercisable for 22,547 shares of Common Stock and AGTC Fund owned warrants exercisable for 373,122 shares of Common Stock.

ITEM 4.	Purpose of Transaction.

The Flagship Entities acquired the Issuer’s securities for investment purposes. Noubar B. Afeyan, Ph.D. is the Chairman of the Issuer’s Board of Directors, a director of Flagship Inc., a managing member of OneLiberty Partners and a manager of Flagship GP. Therefore, Dr. Afeyan may be deemed to beneficially own all securities held by the NewcoGen Funds, AGTC Funds, OneLiberty Funds and Flagship 2007.

Subject to applicable legal requirements, one or more of the Flagship Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Flagship Entities’ ownership of the Issuer’s securities, other opportunities available to the Flagship Entities and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Flagship Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the Flagship Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

CUSIP No. 08861T107	Schedule 13D	Page 17 of 28

Other than as described in this Item 4 or consistent with the rights of the Flagship Entities set forth in the Investor Rights Agreement, as defined in Item 6 of this Statement, none of the Flagship Entities has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of Common Stock beneficially owned by each Reporting Person named in Item 2 of this Statement. The percentage is based on an aggregate of 19,198,554 shares of Common Stock outstanding as of February 22, 2011, based on information provided by the Issuer. The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Shares of Common Stock		Shares of Common Stock Underlying Warrants Beneficially Owned	Number of Shares Beneficially Owned		Percentage Beneficially Owned
NewcoGen Group LLC	2,184,800		51,240	2,236,040		11.6%
NewcoGen Equity Investors LLC	526,560		54,555	581,115		3.0%
NewcoGen-Elan LLC	276,600		21,619	298,219		1.6%
NewcoGen-Long Reign Holding LLC	92,294		6,532	98,826		0.5%
NewcoGen-PE LLC	298,061		26,080	324,141		1.7%
ST NewcoGen LLC	92,126		6,479	98,605		0.5%
AGTC Advisors Fund, L.P.	140,013		22,547	162,560		0.8%
Applied Genomic Technology Capital Fund, L.P.	2,351,447		373,122	2,724,569		13.9%
NewcoGen Group, Inc.	5,961,901		562,174	6,524,075		33.0%
AGTC Partners, L.P.	2,491,460		395,669	2,887,129		14.7%
Flagship Ventures Management, Inc.	5,961,901		562,174	6,524,075		33.0%
Noubar B. Afeyan, PhD	6,760,843	(1)	562,174	7,323,017	(1)	37.1	%(1)
Edwin M. Kania, Jr.	6,760,843	(1)	562,174	7,323,017	(1)	37.1	%(1)

(1)	In addition to beneficially owning the securities held by all other Reporting Persons in this Statement, these amounts include 4,232 shares of Common Stock held by OneLiberty Advisors, 80,424 shares of Common Stock held by OneLiberty Ventures and 714,286 shares of Common Stock held by Flagship 2007. See Item 2 of this Statement for a description of how these holdings are attributable to Dr. Afeyan and Mr. Kania.

CUSIP No. 08861T107	Schedule 13D	Page 18 of 28

As the manager of each of the NewcoGen Funds, NewcoGen Inc. may be deemed to have beneficial ownership of the securities held by the NewcoGen Funds. Additionally, NewcoGen Inc. may be deemed to have beneficial ownership of the securities held by the AGTC Funds, as the general partner of AGTC Partners which is the general partner of each of the AGTC Funds. As general partner of the AGTC Funds, AGTC Partners may also be deemed to have beneficial ownership of the securities held by the AGTC Funds. NewcoGen Inc. is a wholly-owned subsidiary of Flagship Inc. Consequently, Flagship Inc. may also be deemed to have beneficial ownership of the securities of which NewcoGen Inc. may be deemed to have beneficial ownership, including securities held by the NewcoGen Funds and AGTC Funds. As the directors of Flagship Inc., Dr. Afeyan and Mr. Kania may be deemed to have beneficial ownership with respect to all securities held by the NewcoGen Funds and the AGTC Funds. In addition, as managing members of OneLiberty Partners which is the general partner of each of the OneLiberty Funds and as managers of Flagship GP which is the general partner of Flagship 2007, Dr. Afeyan and Mr. Kania may be deemed to have beneficial ownership of the securities held by the OneLiberty Funds and Flagship 2007.

Each of the Reporting Persons expressly disclaims beneficial ownership of the securities of the Issuer owned by all other Reporting Persons except to the extent of its or his pecuniary interest therein.

(b) NewcoGen Group has sole voting and dispositive control over 2,236,040 shares of Common Stock beneficially owned; NewcoGen Equity has sole voting and dispositive control over 581,115 shares of Common Stock beneficially owned; NewcoGen-Elan has sole voting and dispositive control over 298,219 shares of Common Stock beneficially owned; NewcoGen-Long Reign has sole voting and dispositive control over 98,826 shares of Common Stock beneficially owned; NewcoGen-PE has sole voting and dispositive control over 324,141 shares of Common Stock beneficially owned; and ST NewcoGen has sole voting and dispositive control over 98,605 shares of Common Stock beneficially owned; except that, in each case, NewcoGen Inc., the manager of each of the NewcoGen Funds, Flagship Inc., of which NewcoGen Inc. is a wholly-owned subsidiary, and Dr. Afeyan and Mr. Kania, who are directors of Flagship Inc., may be deemed to share the right to direct the voting and dispositive control over such securities.

AGTC has sole voting and dispositive control over 162,560 shares of Common Stock beneficially owned and AGTC Fund has sole voting and dispositive control over 2,724,569 shares of Common Stock beneficially owned; except that, in each case, AGTC Partners, the general partner of each of the AGTC Funds, NewcoGen Inc., the general partner of AGTC Partners, Flagship Inc., of which NewcoGen Inc. is a wholly-owned subsidiary, and Dr. Afeyan and Mr. Kania, who are directors of Flagship Inc., may be deemed to share the right to direct the voting and dispositive control over such securities.

In addition, as managing members of OneLiberty Partners, which is the general partner of each of the OneLiberty Funds and as managers of Flagship GP, which is the general partner of Flagship 2007, Dr. Afeyan and Mr. Kania share voting and dispositive control over the 4,232 shares of Common Stock beneficially owned by OneLiberty Advisors, 80,424 shares of Common Stock beneficially owned by OneLiberty Ventures and 714,286 shares of Common Stock beneficially owned by Flagship 2007.

(c) Except for the acquisitions described in Item 3 of this Statement, which are reflected in Item 5(a) and (b) hereof, none of the Reporting Persons has effected any transaction in shares of Common Stock within the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Fourth Amended and Restated Investor Rights Agreement

The Flagship Entities and certain other stockholders of the Issuer have entered into the Fourth Amended and Restated Investor Rights Agreement, dated as of July 10, 2008, (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights, or the registrable securities, can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of Common Stock included in any such registration under certain circumstances. The Issuer is generally required to pay all expenses incurred in connection with registrations effected in connection with the registration rights under the Investor Rights Agreement, excluding underwriting discounts and

CUSIP No. 08861T107	Schedule 13D	Page 19 of 28

commissions. The registration rights described below do not apply to shares of Common Stock that are eligible to be sold by persons who are not affiliates of the Issuer (as defined in Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”)), and have not been affiliates of the Issuer during the preceding three months, pursuant to Rule 144(b)(1) under the Securities Act.

Demand Rights. At any time following the first six months after the Issuer’s initial public offering, any holder or holders who collectively hold registrable securities representing at least 40% of the registrable securities then outstanding shall have the right, exercisable by written notice, to have the Issuer prepare and file a registration statement under the Securities Act covering the registrable securities that are the subject of such request; provided, that the Issuer is not obligated to prepare and file a registration statement if neither Form S-3 nor another short form registration statement is available to the Issuer, unless the registrable securities that are the subject of such request have an expected aggregate offering price to the public of at least $1,000,000. Subject to the foregoing, the holders shall be permitted one demand registration. In addition, under certain circumstances, the underwriters, if any, may limit the number of shares of Common Stock included in any such registration, and the Issuer may postpone or suspend the filing or effectiveness of such registration.

Piggyback Rights. If at any time following the Issuer’s initial public offering, the Issuer proposes to register Common Stock under the Securities Act, other than in a registration statement relating solely to sales of securities to participants in a dividend reinvestment plan, or Form S-4 or S-8 or any successor form or in connection with an acquisition or exchange offer or an offering of securities solely to the Issuer’s existing stockholders or employees, the Issuer is required to (i) give prompt written notice to all holders of registrable securities of its intention to effect such a registration and (ii) include in such registration all registrable securities which are permitted under applicable securities laws to be included in the form of registration statement the Issuer selects and with respect to which the Issuer has received written requests for inclusion therein within 30 days after the receipt of the Issuer’s notice; provided, however, that the Issuer is not obligated to include securities of a holder that are eligible for resale into the public market by persons who are not affiliates of the Issuer (as defined in Rule 144 of the Securities Act), and have not been affiliates of the Issuer during the preceding three months, pursuant to Rule 144(b)(1) under the Securities Act. The Issuer has the right to postpone or withdraw any such registration without obligation to any stockholder. In addition, under certain circumstances, the underwriters, if any, may limit the number of shares of Common Stock included in any such registration.

Indemnification. The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer and each selling stockholder is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement due to information provided by such stockholder provided that such information was not changed or altered by the Issuer.

Lock-up Agreement

The Flagship Entities, together with all of the Issuer’s officers and directors and substantially all of the Issuer’s stockholders, option holders and warrant holders entered into lock-up agreements in connection with the Issuer’s initial public offering. Each party that signed a lock-up agreement agreed, subject to certain limited exceptions, for a period from the execution of such lock-up agreement through and including the 180th day after February 3, 2011, not to offer, sell, assign, transfer, pledge, lend, contract to sell, hypothecate, grant any options to purchase or otherwise dispose of, or announce any intention to otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock or to file or request the filing of any registration statement under the Securities Act with respect of such shares, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock, or engage in any short selling of any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock.

The lock-up restrictions apply to shares of Common Stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of Common Stock. The lock-up restrictions also apply to shares owned now or acquired later by the person executing the lock-up agreement or for which the person executing the lock-up agreement later acquires the power of disposition. The lock-up restrictions do not apply, under certain circumstances, to transactions relating to shares of Common Stock acquired in the Issuer’s initial public offering or in open market transactions following the Issuer’s initial public offering. The lock-up restrictions also do not apply to certain transfers not involving a disposition for value, provided that the recipient agrees to be bound by the lock-up restrictions. Lazard Capital Markets LLC may agree, at any time or from time to time and without notice, to release for sale in the public market all or any portion of the securities subject to these lock-up restrictions.

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The 180-day restricted period will be automatically extended if (i) during the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs or (ii) prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the issuance of the earnings release or the material news or material event occurs.

The foregoing description of the terms of the Investor Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement and Lock-up Agreement, which are filed as Exhibit 2 and 3, respectively, to this Statement and incorporated by reference herein.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Fourth Amended and Restated Investor Rights Agreement, by and among the Issuer and the other persons and entities party thereto, dated July 10, 2008 (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (File No. 333-164574), filed with the Securities and Exchange Commission on January 29, 2010).

Exhibit 3:	Lock-up Agreement, dated January 31, 2011, between the Issuer and Lazard Capital Markets LLC, Robert W. Baird & Co. Incorporated and Cowen and Company, LLC.

CUSIP No. 08861T107	Schedule 13D	Page 21 of 28

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 22nd day of February, 2011.

NEWCOGEN GROUP LLC;
NEWCOGEN EQUITY INVESTORS LLC;
NEWCOGEN-PE LLC;
NEWCOGEN-ELAN LLC;
ST NEWCOGEN LLC;
NEWCOGEN-LONG REIGN HOLDING LLC

Each by its Manager NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

APPLIED GENOMIC TECHNOLOGY CAPITAL FUND, L.P.;
AGTC ADVISORS FUND, L.P.

Each by its General Partner, AGTC Partners, L.P.
By its General Partner, NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

AGTC PARTNERS, L.P. By its General Partner, NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

NEWCOGEN GROUP, INC.

By: *
Noubar B. Afeyan, PhD
President

FLAGSHIP VENTURES MANAGEMENT, INC.

By: *
Noubar B. Afeyan, PhD
President

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.

CUSIP No. 08861T107	Schedule 13D	Page 22 of 28

*
Noubar B. Afeyan, PhD

*	The undersigned, by signing his name below, does hereby sign this statement on behalf of the above indicated filers in his capacity noted for such filers.

/s/ Noubar B. Afeyan, PhD
Noubar B. Afeyan, PhD

CUSIP No. 08861T107	Schedule 13D	Page 23 of 28

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 22, 2011

NEWCOGEN GROUP LLC;
NEWCOGEN EQUITY INVESTORS LLC;
NEWCOGEN-PE LLC;
NEWCOGEN-ELAN LLC;
ST NEWCOGEN LLC;
NEWCOGEN-LONG REIGN HOLDING LLC

Each by its Manager NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

APPLIED GENOMIC TECHNOLOGY CAPITAL FUND, L.P.; AGTC ADVISORS FUND, L.P.

Each by its General Partner, AGTC Partners, L.P. By its General Partner, NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

AGTC PARTNERS, L.P. By its General Partner, NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

NEWCOGEN GROUP, INC.

By: *
Noubar B. Afeyan, PhD
President

FLAGSHIP VENTURES MANAGEMENT, INC.

By: *
Noubar B. Afeyan, PhD
President

CUSIP No. 08861T107	Schedule 13D	Page 24 of 28

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.

*
Noubar B. Afeyan, PhD

*	The undersigned, by signing his name below, does hereby sign this statement on behalf of the above indicated filers in his capacity noted for such filers.

/s/ Noubar B. Afeyan, PhD
Noubar B. Afeyan, PhD

CUSIP No. 08861T107	Schedule 13D	Page 25 of 28

Exhibit 3

LOCK UP AGREEMENT

January 31, 2011

Lazard Capital Markets LLC

Robert W. Baird & Co. Incorporated

Cowen and Company, LLC

As Representatives of the several Underwriters

c/o Lazard Capital Markets LLC

30 Rockefeller Plaza

New York, New York 10020

Re: BG Medicine, Inc. – Initial Public Offer of Shares of Common Stock

Dear Sirs:

This Agreement is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”) between BG Medicine, Inc., a Delaware corporation (the “Company”), and Lazard Capital Markets LLC (“LCM”), Robert W. Baird & Co. Incorporated and Cowen and Company, LLC, as the representatives of a group of underwriters (collectively, the “Underwriters”), to be named therein, and the other parties thereto (if any), relating to the proposed public offering (the “Public Offering”) of shares of the common stock, par value $0.001 per share of the Company (the “Common Stock”).

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, and in light of the benefits that the Public Offering will confer upon the undersigned in its capacity as a securityholder and/or an officer, director or employee of the Company, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, during the period beginning on and including the date hereof and continuing through the close of trading on the date that is the 180th day after the date of the final prospectus relating to the Public Offering (the “Lock-Up Period”), the undersigned will not, without the prior written consent of LCM, directly or indirectly, (i) offer, sell, assign, transfer, pledge, lend, contract to sell, hypothecate, grant any option to purchase or otherwise dispose of, or announce the intention to otherwise dispose of, any shares of Common Stock (including, without limitation, Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the U.S. Securities Act of 1933, as may be amended or supplemented from time to time (such shares, the “Beneficially Owned Shares”)) or securities convertible into or exercisable or exchangeable for Common Stock, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission (the “Commission”) in respect of, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of the Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (iii) engage in any short selling of the Common Stock or securities convertible into or exercisable or exchangeable for Common Stock.

If (i) the Company issues an earnings release or material news or a material event relating to the Company occurs during the date that is 15 calendar days plus three business days before the last day of the Lock-Up Period, or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, then the Lock-Up Period shall be extended and the restrictions imposed by this Agreement shall continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

The restrictions set forth in the preceding paragraphs shall not apply to:

(1)	if the undersigned is a natural person, any transfers made by the undersigned (a) as a bona fide gift, (b) by will or other testamentary document or applicable laws of descent upon the death of the undersigned, or (c) to a former spouse pursuant to a qualified domestic relations order,

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(2)	if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfers or distributions to any shareholder, partner or member of, or owner of a similar equity interest in, the undersigned, as the case may be, if, in any such case, such transfer or distribution is not for value, and

(3)	if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfer made by the undersigned (a) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by this Agreement or (b) to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate (as defined below) of the undersigned and such transfer is not for value;

provided, however, that in the case of any transfer described in clause (1), (2) or (3) above, it shall be a condition to the transfer that (A) the transferee executes and delivers to LCM, acting on behalf of the Underwriters, not later than one business day prior to such transfer, a written agreement stating that the transferee is receiving and holding the Common Stock subject to the provisions of this Agreement, and there shall be no further transfer of such Common Stock, except in accordance with this Agreement, and (B) if the undersigned is required to file a report under Section 16(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), reporting a reduction in beneficial ownership of shares of Common Stock or Beneficially Owned Shares or any securities convertible into or exercisable or exchangeable for Common Stock or Beneficially Owned Shares during the Lock-Up Period (as the same may be extended as described above), the undersigned shall include a statement in such report to the effect that, in the case of any transfer pursuant to clause (1) above, such transfer is being made as a gift, by will or other testamentary document, pursuant to laws of descent or pursuant to a qualified domestic relations order, as applicable, or, in the case of any transfer pursuant to clause (2) above, such transfer is being made to a shareholder, partner or member of, or owner of a similar equity interest in, the undersigned and is not a transfer for value or, in the case of any transfer pursuant to clause (3) above, such transfer is being made either (a) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets or (b) to another corporation, partnership, limited liability company or other business entity that is an affiliate of the undersigned and such transfer is not for value. For purposes of this paragraph, “affiliate” shall have the meaning set forth in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

It is understood and agreed that, notwithstanding the foregoing, during the Lock-Up Period the undersigned may sell shares of Common Stock purchased by the undersigned in the Public Offering or in open market transactions following the Public Offering only if neither such sale nor the change in the undersigned’s beneficial ownership of Company securities resulting from such sale will be or would be required to be disclosed publicly during the Lock-Up Period, including, without limitation (i) by way of required filings with the Commission under Section 13(d), Section 13(g) or Section 16(a) of the Exchange Act pertaining to the undersigned’s transactions in or holdings of Company securities (but excluding filings under Section 13(f) of the Exchange Act) or (ii) as part of the Company’s periodic reports required to be filed with the Commission.

It is further understood and agreed that an exercise (including, without limitation, an exercise on a cashless or net issue election basis) and hold of shares of Common Stock under a stock option or warrant agreement is permissible during the Lock-Up Period only if neither such exercise nor the change in the undersigned’s beneficial ownership of Company securities resulting from such exercise, if any, will be or would be required to be disclosed publicly during the Lock-Up Period, including, without limitation, (i) by way of required filings with the Commission under Section 13(d), Section 13(g) or Section 16(a) of the Exchange Act pertaining to the undersigned’s transactions in or holdings of Company securities or (ii) as part of the Company’s periodic reports required to be filed with the Commission. It is further understood and agreed that any and all shares of Common Stock issued upon a stock option or warrant agreement exercise permitted hereunder shall also be subject to the terms and conditions of this Agreement.

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In order to enable this covenant to be enforced, the undersigned hereby consents to the placing of legends or stop transfer instructions with the Company’s transfer agent with respect to any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock.

The undersigned further agrees that, without the prior written consent of LCM, (i) it will not, during the Lock-Up Period (as the same may be extended as described above), make any demand or request for or exercise any right with respect to the registration, under the Securities Act or otherwise, of any shares of Common Stock or other Beneficially Owned Shares or any securities convertible into or exercisable or exchangeable for Common Stock or other Beneficially Owned Shares, and hereby waives, during the Lock-Up Period, any and all rights the undersigned may have to purchase securities or require the Company to include any Beneficially Owned Shares in any offering of the Company, and (ii) the Company may, with respect to any Common Stock or other Beneficially Owned Shares or any securities convertible into or exercisable or exchangeable for Common Stock or other Beneficially Owned Shares owned or held (of record or beneficially) by the undersigned, cause the transfer agent or other registrar to enter stop transfer instructions and implement stop transfer procedures with respect to such securities during the Lock-Up Period (as the same may be extended as described above).

The undersigned hereby confirms that the undersigned has not, directly or indirectly, taken, and hereby covenants that the undersigned will not, directly or indirectly, take, any action designed, or which has constituted or will constitute or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of shares of Common Stock.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement has been duly authorized (if the undersigned is not a natural person), executed and delivered by the undersigned and is a valid and binding agreement of the undersigned. This Agreement and all authority herein conferred are irrevocable and shall survive the death or incapacity of the undersigned (if a natural person) and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. The undersigned hereby agrees that, to the extent that the terms of this Agreement conflict with or are in any way inconsistent with any lock up, market stand-off or similar agreement to which the undersigned may be a party, this Agreement supersedes such agreement with respect to the Public Offering.

It is understood that, if the Company notifies LCM that it does not intend to proceed with the Public Offering, if the Underwriting Agreement has not been executed prior to December 31, 2011 or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the shares of Common Stock to be purchased thereunder, the undersigned will be released from its obligations under this Agreement.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, United States of America, including, without limitation, Section 5-1401 of the New York General Obligations Law.

The undersigned acknowledges and agrees that whether or not any Public Offering actually occurs depends on a number of factors, including market conditions.

Very truly yours,

(Name of Stockholder - Please Print)

(Signature)

(Name of Signatory if Stockholder is an entity -Please Print)

(Title of Signatory if Stockholder is an entity - Please Print)

CUSIP No. 08861T107	Schedule 13D	Page 28 of 28

Address:

[Signature Page to Lock-Up Agreement dated January 31, 2011]